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Writer’s Direct Line: 858-720-8943 jtishler@sheppardmullin.com

February 10, 2011

VIA EDGAR AND FACSIMILE (202) 772-9203

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 3720

Attention: Perry Hindin, Special Counsel

Re:	Playboy Enterprises, Inc.

Schedule TO-T filed on January 24, 2011

Filed by Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., Icon

Acquisition Holdings LLC, GTD Acquisitions LLC, RT-ICON Holdings

LLC, RTM-ICON Holdings LLC, Rizvi Traverse Management LLC, Hugh

M. Hefner and Scott N. Flanders

File No. 005-56499

Schedule 13E-3 filed on January 24, 2011

Filed by Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., et. al.

File No. 005-56499

Dear Mr. Hindin:

On behalf of Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., Icon Acquisition Holdings LLC, GTD Acquisitions LLC, RT-ICON Holdings LLC, RTM-ICON Holdings LLC, Rizvi Traverse Management LLC, Hugh M. Hefner and Scott N. Flanders (collectively, the “Filing Persons”), we provide the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions of the U.S. Securities and Exchange Commission (the “Commission”) dated February 4, 2011 (the “Comment Letter”) relating to the above-referenced filings.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below.

Defined terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase dated January 24, 2011 filed as exhibit (a)(1)(i) to the combined Tender

Mr. Perry Hindin

U.S. Securities and Exchange Commission

February 10, 2011

Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (“Schedule TO”) with the Commission on January 24, 2011.

The Filing Persons have revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter an amended Schedule TO (the “Amended TO”) that reflects these revisions.

Joint Schedule TO-T and Schedule 13E-3

Offer to Purchase

Front cover page

1.	Please revise the legend in the last paragraph of this page to conform to the requirements of Exchange Act Rule 13e-3(e)(1)(iii).

Response: In response to the Staff’s comment, the last paragraph on the front cover page of the offer to purchase has been revised to more closely track the language set forth in Exchange Act Rule 13e-3(e)(1)(iii).

Background, page 14

2.	Please expand upon Mr. Flanders’ role as a filing person in the going-private transaction. We note that first reference in the background section of the Offer to Purchase to Mr. Flanders’ participation as a filing person appears on the top of page 32 and describes his rollover agreement. If Mr. Flanders had previously engaged in discussions with various parties regarding his participation in the going-private as part of Purchaser Group, please disclose accordingly.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure under “Special Factors—Section 1. Background” as set forth in the Amended TO.

3.	Please disclose the status and outcome of Playboy’s discussions with Firm A, Firm D and Firm E. Did such firms drop out of the bidding or were they rejected by Playboy’s board?

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure under “Special Factors—Section 1. Background” and “Special Factors—Section 6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement” as set forth in the Amended TO.

Mr. Perry Hindin

U.S. Securities and Exchange Commission

February 10, 2011

Position of Purchaser Group Regarding Fairness of the Offer and Merger, page 36

4.	We note the disclosure in the third paragraph of this section that the Purchaser Group believes that the offer price to be received by the unaffiliated stockholders is fair. Please disclose whether the Purchaser Group believes that the Rule 13e-3 transaction, as defined in Exchange Act Rule 13e-3(a), as opposed to just the offer price, is fair or unfair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

Response: In response to the Staff’s comment, the third paragraph under “Special Factors—Section 4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” has been revised as set forth in the Amended TO to disclose that the Purchaser Group believes that the 13e-3 transaction is fair to the unaffiliated stockholders.

5.	We refer you to the eighth bullet point on page 37. Please advise how it is an element of procedural fairness that the Purchaser Group has complied with federal securities laws regarding the minimum length of the offer period.

Response: In response to the Staff’s comment, the eighth bullet point on page 37 has been deleted as set forth in the Amended TO.

6.	All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clause (ii) (with respect to Class A Common Stock) and (viii) of Instruction 2 to Item 1014. If the filing persons did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

Response: In response to the Staff’s comment, the factors considered by the Purchaser Group have been revised as set forth in the Amended TO to address the factor described in clause (ii) (with respect to Class A Common Stock) of Instruction 2 to Item 1014 of Regulation M-A. The Filing Persons also respectfully advise the Staff that the factor described in clause (viii) of Instruction 2 to Item 1014 of Regulation M-A is not described in the offer to purchase because Playboy has advised the Filing Persons that no other firm offers have been received by Playboy in the prior two years.

Effects of the Offer, page 38

7.	Disclose the federal tax consequences of the transaction. While we acknowledge such disclosure beginning on page 76, similar disclosure should be included in the Special Factors section of the Offer to Purchase. See Exchange Act Rule 13e-3(e)(1)(ii) and Instruction 1 thereto and Item 1013(d) of Regulation M-A.

Mr. Perry Hindin

U.S. Securities and Exchange Commission

February 10, 2011

Response: In response to the Staff’s comment, the Amended TO includes disclosure under the section entitled “Special Factors—Section 5. Effects of the Offer” regarding the federal tax consequences of the transaction.

Summary of the Merger Agreement, page 39

8.	The disclosure indicates that the summary of the merger agreement is qualified by reference to the merger agreement itself. Please revise to remove the implication that the summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions. You can direct investors to read the entire merger agreement for a more complete discussion. Please apply this comment to similar qualifications regarding other summaries throughout the disclosure document.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure in the Amended TO to remove statements that imply that the summary of the merger agreement and the summaries of other agreements are not complete.

9.	Please advise when the marketing period commenced and when it is currently scheduled to expire.

Response: The Filing Persons supplementally advise the Staff that the marketing period commenced on February 4, 2011 and is currently scheduled to expire on March 8, 2011. The 21 business day marketing period requirement may be waived by the Senior Lender.

Tender aid Support Agreement, page 60

10.	We note the disclosure that Plainfield is required to validly tender its Playboy shares within five business days from the commencement of the offer. Please confirm Plainfield has tendered.

Response: The Filing Persons supplementally advise the Staff that Plainfield’s broker has tendered the Playboy shares beneficially owned by Plainfield pursuant to the offer.

Financial Information, page 80

11.

It appears that the bidder has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, notwithstanding the statement on page 81 that Playboy “does not report its ratio of earnings to fixed charges in the reports it files with the SEC and therefore such items are not set forth in the Offer to Purchase.”

Mr. Perry Hindin

U.S. Securities and Exchange Commission

February 10, 2011

Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Playboy present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which Playboy has any fixed charges.

Response: In response to the Staff’s comment, the Amended TO provides the ratio of earnings to fixed charges in accordance with Item 1010(c)(4) of Regulation M-A.

Financial Projections, page 82

12.	This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G or advise why you believe such disclosure is not required. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: The Filing Persons respectfully submit that the non-GAAP projections included under the heading “Financial Projections” on pages 82 et seq. of the offer to purchase do not require additional disclosure pursuant to Rule 100 of Regulation G. The Filing Persons note that Rule 100(d) of Regulation G and Question 101.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Non-GAAP Financial Measures (the “Interpretation”) include an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The Staff explained that the exemption from Regulation G is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. Notwithstanding the foregoing, the Amended TO includes additional disclosure of the type called for by Rule 100 of Regulation G.

13.	Please reconcile the second and third sentences of the last paragraph on page 84. In doing so, please note that disclaimer in the second sentence is inconsistent with the filing persons’ obligations to amend and promptly disseminate revised information in the event that their existing disclosure materially changes. See Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).

Mr. Perry Hindin

U.S. Securities and Exchange Commission

February 10, 2011

Response: In response to the Staff’s comment, the disclosure in the Amended TO reconciles the second and third sentences of the last paragraph on page 84.

14.	Please disclose who was responsible for preparing these projections and indicate what role, if any, Messrs. Hefner and Flanders played in formulating these projections.

Response: In response to the Staff’s comment, the Amended TO discloses who was responsible for preparing these projections and indicates what role, if any, Messrs. Hefner and Flanders played in formulating these projections.

Equity Financing, page 89

15.	Disclosure on page 89 indicates that the Equity Financing is subject to the satisfaction or waiver of the conditions set forth in the merger agreement. Please specify the material conditions to the equity financing. Please also disclose any alternative financing arrangements or plans in title event the primary financing plans fall through. Please see Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment regarding the material conditions to the Equity Financing, the Amended TO includes additional language to clarify that the obligations of RT-ICON to fund the Equity Financing are not conditioned upon any conditions other than conditions set forth in the merger agreement.

In response to the Staff’s comment regarding alternative financing, the Amended TO includes additional disclosure regarding alternative equity financing arrangements or plans in the event the Equity Financing is not consummated.

Debt Financing, page 89

16.	Please detail in your response letter the status of the satisfaction of the conditions specified in the tenth, eleventh and thirteenth bullet points on page 90.

Response: The Filing Persons supplementally advise the Staff as follows concerning the conditions in the three referenced conditions:

•	10th bullet point: satisfied;

•	11th bullet point: satisfied; and

•

13th bullet point: Senior Lender has received the information required to be delivered to complete the confidential information memorandum. Senior Lender has been afforded the period referenced to syndicate the Senior Secured Credit Facilities. As noted above, the 21 consecutive business day period commenced on February 4, 2011. Playboy has not issued a press release or public announcement

Mr. Perry Hindin

U.S. Securities and Exchange Commission

February 10, 2011

disclosing its results of operations for the fiscal quarter and year ended December 31, 2010, so the five business day period referenced therein has not yet commenced.

17.	Please provide all of the disclosure required by Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Amended TO includes additional disclosure to address all of the requirements of Item 1007(d) of Regulation M-A.

Certain Conditions of the Offer, page 92

18.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please either revise the conditions in the last bullet point on page 92 and the first bullet point on page 93 to include an objective standard, such as a standard of reasonableness, against which the filing persons’ discretion may be judged, or advise why these two conditions should be read to include such standard.

Response: We respectfully advise the Staff that the conditions described in the last bullet point on page 92 and the first bullet point on page 93 are set forth in Annex A to the merger agreement, and Purchaser’s and Sub’s ability to extend the offering period, or in certain circumstances terminate the offer and the merger agreement, depend ultimately on judicial interpretation of the conditions set forth in Annex A. While there are inherent elements of judgment in determining whether representations and warranties are true and correct in all material respects or whether the failure to be so true and correct represents a Company Material Adverse Effect, these conditions are stated objectively and the language of these conditions affords no special weight to Purchaser’s and Sub’s determination as to their existence. Courts in Delaware (where disputes must be heard under the merger agreement) routinely make objective determinations of materiality and whether an event or circumstance constitutes a “material adverse effect.” The Filing Persons believe that the two referenced bullet points are therefore subject to an objective standard. However, in response to the Staff’s comment, the Filing Persons have added language to the Amended TO stating that they will use their reasonable judgment to determine whether the conditions to the offer exist and clarifying the mechanics of the merger agreement, including judicial review, with respect to such determinations.

19.	We note the representation that the bidders may assert the conditions regardless of the circumstances. Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Purchaser or Sub.

Response: The Amended TO removes the statement that the offer conditions may be triggered through action or inaction by Purchaser or Sub.

Mr. Perry Hindin

U.S. Securities and Exchange Commission

February 10, 2011

20.	We note the disclosure that the foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser and Sub to extend, terminate, amend and/or modify the offer pursuant to the terms and conditions of the merger agreement. Please disclose all conditions to the tender offer or confirm all such conditions are disclosed in this section.

Response: The Filing Persons confirm that all such conditions are disclosed in that section. In addition, the Amended TO includes disclosure in this regard.

21.	We note in the last paragraph of this section the disclosure relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Response: The Filing Persons confirm their understanding on both points.

Other, page 96

22.	We note the statement in the first sentence of this section that the offer is “not being made to, nor will tenders be accepted from or on behalf of, holders of Playboy shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction” (emphasis added). As you are aware, Exchange Act Rule 14d-10(a)(1) requires that all holders be permitted to participate in the Offer. This includes holders located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders in a U.S. state where the bidders are prohibited from making the Offer, the exception is limited. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please revise or advise in your response letter as to your authority for excluding holders not encompassed within Rule 14d-10(b)(2).

Response: In response to the Staff’s comment, the first paragraph of the section entitled “The Offer—Section 15. Miscellaneous—Other” has been revised as set forth in the Amended TO in accordance with Rule 14d-10(b)(2).

Mr. Perry Hindin

U.S. Securities and Exchange Commission

February 10, 2011

*        *        *

At the Staff’s request and on behalf of each of the Filing Persons, this letter constitutes a written statement from each of the Filing Persons acknowledging that:

•	The Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Filing Persons look forward to working with the Staff toward resolving any concerns that the Staff may continue to have after evaluating and taking into account the Filing Persons’ responses in this letter. To this end, the Staff should feel free to call me at (858) 720-8943 with any questions or if the Staff wishes to discuss any of the above responses.

Sincerely,

/s/ John D. Tishler

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Munger, Tolles & Olson LLP

Robert Knauss, Esq.

Brett Rodda, Esq.

Sheppard, Mullin, Richter & Hampton LLP

David Sands, Esq.

Edwin Astudillo, Esq.

Jeralin R. Cardoso, Esq.